Exhibit 6.56

Terms of oral agreement between Encore Endeavor 1 LLC and Sandbox LLC

Encore Endeavor 1 LLC ("EE1") has a general oral agreement with Sandbox LLC, an affiliate of a member of the board of directors of Level Brands, Inc., the parent company of EE1, under which Sandbox LLC may engage EE1 from time to time to provide a variety of services including, but not limited to, pre-production related services, consultation, media plans, strategy, marketing and travel arrangements, and concierge and hospitality services. Rates and terms of the specific services will be negotiated at the time EE1 is engaged to perform the services. In February 2017 EE1 arranged, coordinated and booked for Sandbox LLC certain travel concierge related services. Under the terms of the oral agreement, EE1 was paid $68,550 for the services and it was responsible for the payment of all third party out-of-pocket expenses incurred in the provision of the services to Sandbox LLC. .